

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Anat Heller
Chief Financial Officer
Mobileye Holdings Inc.
Har Hotzvim, 13 Hartom Street
Jerusalem 9777513, Israel

> **Re: Mobileye Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2022**
> **File No. 333-267685**

Dear Anat Heller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 30, 2022

Risks Related to our Relationship with Intel and our Dual Class Structure
We may have conflicts of interest with Intel..., page 47

1. We note your disclosure that, under the Technology and Services Arrangement and the LiDAR Product Collaboration Agreement, Intel will own most or all intellectual property that you develop involving lidar or radar technology. Please discuss the risks and uncertainties regarding how these arrangements may impact your business operations or financial results. Disclose in the prospectus summary the risks and conflicts of interest related to your agreements with Intel.

<u>Certain Relationships and Related Party Transactions</u>
<u>Historical Related Party Transactions</u>
<u>Cross-License Agreement, page 151</u>

2.   Please file as an exhibit the Cross-License Agreement. Refer to Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: P. Michelle Gasaway